SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report: February 28, 2003
(Date of earliest event reported)

Commission File No.: 333-75952

SLC Student Loan Receivables I, Inc.
SLC Student Loan Trust-I
(Name of Co-Registrants)

SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and Series 2002-2
(Name of Issue)

Delaware	04-3598719
Delaware	04-6959982
(States of Incorporation)	(I.R.S. Employer Identification Nos.)

750 Washington Boulevard	
Stamford, Connecticut	06901
Address of principal executive office	(Zip Code)

(203) 975-6923
(203) 975-6112
Registrant's Telephone Number, including area code

(Former name, former address and former fiscal year, if changed since last report)

ITEM 5.   Other Events

See the monthly statement attached as Exhibit 20.1 hereto distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and Series 2002-2.

ITEM 7.   Financial Statements and Exhibits

      (c) Exhibits furnished in accordance with Item 601(a) of Regulation S-K

Exhibit No.	Description
(EX-20.1)	Monthly statement distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and Series 2002-2.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

By: THE STUDENT LOAN CORPORATION, AS
      SERVICER

March 25, 2003

By: /s/ Steven J. Gorey
Name: Steven J. Gorey
Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description	Paper (P) or Electronic (E)
(EX-20.1)	Monthly statement distributed to holders of SLC Student Loan Trust-I, Student Loan Asset Backed Notes, Series 2002-1 and 2002-2.	E

Exhibit 20.1

SLC Student Loan Trust – I
Statement to Note Holders
As of and for the period ended: 2/28/2003

Pursuant to Section 11.04 of the Trust Indenture, the following is provided to the trustee by the issuer. The information shown below has not been independently verified, however is believed to be accurate to the best of the issuer's knowledge.

(a) The amount of payments with respect to each Class paid with respect to principal during February 2003;

Class	Principal Paid
A-1	$0.00
A-2	$0.00
A-3	$400,000.00
A-4	$450,000.00
A-5	$0.00
A-6	$0.00
A-7	$0.00
B-1	$0.00
B-2	$0.00

(b) The amount of payments with respect to each Class paid with respect to interest during February 2003;

Class	Interest Paid
A-1	$58,826.25
A-2	$57,952.26
A-3	$63,196.00
A-4	$64,233.75
A-5	$72,433.94
A-6	$69,636.96
A-7	$70,133.62
B-1	$17,195.90
B-2	$11,684.68

(c) The amount of payments allocable to any Noteholders' Auction Rate Interest Carryover (for each Class of Auction Rate Notes only), together with any remaining outstanding amount of each thereof;

	Interest Carryover
Auction Rate Notes	$0.00

(d) The principal balance of Financed Eligible Loans as of February 28, 2003;

Principal Balance of Financed Eligible Loans	$437,968,846.80

(e) The aggregate outstanding amount of the Notes of each Class as of February 28, 2003, after giving effect to payments allocated to principal reported under clause (a) above;

Class	Principal Outstanding
A-1	$56,025,000.00
A-2	$56,025,000.00
A-3	$56,025,000.00
A-4	$60,725,000.00
A-5	$65,350,000.00
A-6	$65,350,000.00
A-7	$65,350,000.00
B-1	$15,250,000.00
B-2	$10,150,000.00

(f) The **Interest rate for the applicable Class of Notes** with respect to each payment referred to in clause (b) above, indicating whether such interest rate is calculated based on the Net Loan Rate or based on the applicable Auction rate (for each Class of the Auction Rate Notes only) as of February 28, 2003;

Class	Calculation Method (Actual Method in Bold)	
	Net Loan Rate	Auction Rate
A-1	N/A	**1.3200%**
A-2	N/A	**1.3200%**
A-3	N/A	**1.3200%**
A-4	N/A	**1.3200%**
A-5	N/A	**1.3100%**
A-6	N/A	**1.2900%**
A-7	N/A	**1.3300%**
B-1	N/A	**1.3700%**
B-2	N/A	**1.4000%**

(g) The amount of the Servicing Fees paid by the Trust during February 2003;

Servicing Fees $85,463.89

(h) The amount of the Administration Fee, Broker/Dealer Fee, Auction Agent Fee and Trustee Fee, paid by the Trust during February 2003;

Administration Fee	$2,629.65
Broker/Dealer Fee	$87,713.88
Auction Agent Fee	$0.00

Trustee Fee $0.00

(i) The amount of Net Losses, if any, during February 2003 and any recoveries of principal and interest received during February 2003 relating to Financed Student Loans for which Net Losses were previously allocated;

Net Losses	$8,271.56
Recoveries	$0.00

(j) The amount of the payment attributable to amounts in the Reserve Fund, the amount of any other withdrawals from the Reserve Fund during February 2003 and the balance of the Reserve Fund as of February 28, 2003;

	Balance	**Withdrawals**
Reserve Fund	$7,704,183.39	$0.00

(k) The portion, if any, of the payments attributable to amounts on deposit in the Loan Fund;

The portion of payments attributable to the Loan Fund	$0.00

(l) The aggregate amount, if any, paid by the Trustee to acquire Eligible Loans from amounts on deposit in the Loan Account with respect to each Series of the Student Loan Fund during February 2003;

	Principal	**Interest**	**Premium**
Loan Acquisitions	$0.00	$0.00	$0.00

(m) The amount remaining in the Loan Account with respect to each Series of the Student Loan fund that has not been used to acquire Eligible Loans and is being transferred to the Note Redemption Fund;

Transfers from Loan Fund to Redemption Fund	$0.00

(n) The aggregate amount, if any, paid for Financed Student Loans purchased from the Trust during February 2003;

Loans sold from the Trust (principal, interest, and premium)	$0.00

(o) The number and principal amount of financed Student Loans, as of February 28, 2003 , that are (i) 31 to 60 days delinquent, (ii) 61 to 90 days delinquent, (iii) 91 to 120 days delinquent, (iv) more than 120 days delinquent and (v) for which claims have been filed with the appropriate Guaranty Agency and which are awaiting payment;

Delinquencies	**Number of Loans**	**Principal Outstanding**	**% of Total Principal Outstanding**
31 – 60 days	454	$8,979,841.11	2.1%
61 – 90 days	152	$3,032,864.26	0.7%
91 – 120 days	159	$2,627,544.00	0.6%
121 – 150 days	112	$1,886,287.54	0.4%
151 – 180 days	69	$1,392,006.06	0.3%
181 – 210 days	44	$905,758.69	0.2%
211 – 240 days	35	$438,800.79	0.1%
241 – 270 days	0	$0.00	0.0%
Claims Pending	49	$844,822.67	0.2%

Claims Filed	38	$733,567.01	0.2%

(p) The total Value of the Trust Estate and the outstanding principal amount of the Notes as of February 28, 2003.

Assets
Cash & Cash Equivalents	$6,083,872.96
Student Loan Receivables	$437,968,846.80
Reserves	$7,704,183.39
Other Loan Receivables	$4,719,815.95
Total Assets	$456,476,719.10

Liabilities
Class A-1	$56,025,000.00
Class A-2	$56,025,000.00
Class A-3	$56,025,000.00
Class A-4	$60,725,000.00
Class A-5	$65,350,000.00
Class A-6	$65,350,000.00
Class A-7	$65,350,000.00
Class B-1	$15,250,000.00
Class B-2	$10,150,000.00
Accrued Liabilities	$789,520.87
Total Liabilities	$451,039,520.87
Parity Ratio (Notes Only)	101.38%
Parity Ratio (All Liabilities)	101.21%
Parity Ratio (Senior Liabilities)	107.44%

(q) The number and percentage by dollar amount of (i) rejected federal reimbursement claims for Financed Student Loans, (ii) Financed Student Loans in forbearance and (iii) Financed Student Loans in deferment as of February 28, 2003.

Delinquencies	**Number of Loans**	**Principal Outstanding**	**% of Total Principal Outstanding**
Rejected Claims	1	$21,174.90	0.0%
Loans in Deferment	2,220	$44,793,919.39	10.2%
Loans in Forbearance	1,343	$28,651,076.82	6.5%

A copy of the statements referred to above may be obtained by any Note Holder by a written request to the Trustee, addressed to its Corporate Trust Office.

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